 EXHIBIT 99.1

AMARC’S INITIAL DRILL RESULTS EXTEND DUKE DEPOSIT TO DEPTH:

Drills 542 m of 0.33% CuEQ From Surface at DUKE DEPOSIT, Including 126 m of 0.52% CuEQ

January 26, 2023, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV:AHR)(OTCQB:AXREF) is pleased to announce that it has received assay results from the first drill hole of the ongoing 2022-2023 drilling program at the DUKE Deposit, within its 100%-owned DUKE porphyry Cu-Au district ("DUKE District" or "DUKE") in central British Columbia ("BC"). The current drilling is part of the first phase program being funded under the Mineral Property Earn-in Agreement (the "Agreement") with Boliden Mineral Canada Ltd. ("Boliden"), a wholly-owned subsidiary of the Boliden Group. Boliden can earn up to a 70% interest in the district by funding CDN$90 million of staged earn-in expenditures (see November 22, 2022 news release). Amarc is project operator during the earn-in phase.

Hole DK22009 is the first of two holes completed in December 2022 in the central area of the DUKE Deposit to test the geometry and depth potential of the mineralization. The hole was drilled in the vicinity of previous Amarc drill holes (including DK17001 and DK17002, listed as “1” and “2” on Figures 1 and 2; see also December 19, 2017 and June 12, 2018 news releases). The hole intercepted significant Cu-Mo-Au-Ag mineralization from the bedrock surface to the bottom of hole, including several sub-intervals of higher grade. The results are of good tenor and continuity and indicate that the DUKE Deposit extends to significantly greater depth than previously known (Figure 1).

Highlights include:

•	542 m of 0.33% CuEQ* (0.24% Cu, 0.016% Mo, 0.04 g/t Au and 1.2 g/t Ag) from 9.4 m

•	Including 183 m of 0.43% CuEQ (0.31% Cu, 0.019% Mo, 0.07 g/t Au and 1.5 g/t Ag) from 65 m

•	Including 126 m of 0.52% CuEQ (0.38% Cu, 0.024% Mo, 0.08 g/t Au and 1.8 g/t Ag) from 122 m

* Copper Equivalent (CuEQ) and other details are provided below with Table 1

Figure 1: DUKE Deposit DK22009 - Successful Test of Depth Potential with Mineralization Open in All Directions

Figure 2: DUKE Deposit - IP Chargeability Anomaly Indicates a Significant Mineralized System

“With the release of these initial encouraging results, we are pleased with the excellent progress has already been made in our first work program with partner Boliden,” said Amarc President and CEO Diane Nicolson.  “Our teams are excited about DUKE’s tremendous potential, and are looking forward to further expanding and delineating the mineralization at DUKE while also testing the multiple other targets within the DUKE District.”

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Table 1: Drill Hole DK22009 Assay Results

Drill Hole ID1	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[5] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22009	0	-90	551		9.40	551.00	541.60	0.33	0.24	0.016	0.04	1.2
				Incl.	9.40	247.62	238.22	0.39	0.29	0.016	0.06	1.4
				and	65.00	247.62	182.62	0.43	0.31	0.019	0.07	1.5
				and	122.00	247.62	125.62	0.52	0.38	0.024	0.08	1.8
				and	128.00	161.00	33.00	0.59	0.42	0.028	0.10	1.8
				and	176.00	245.00	69.00	0.57	0.42	0.023	0.09	2.1
				Incl.	289.88	376.90	87.02	0.36	0.25	0.020	0.05	1.5
				and	289.88	336.87	46.99	0.43	0.31	0.022	0.06	1.7
				Incl.	406.12	551.00	144.88	0.31	0.22	0.018	0.03	1.1
				and	412.00	488.00	76.00	0.38	0.28	0.018	0.04	1.4
				and	412.00	434.00	22.00	0.42	0.31	0.022	0.04	1.5
				and	459.54	488.00	28.46	0.41	0.30	0.018	0.05	1.5

1.	DK22009 is collared at UTM NAD83, Zone 9, Easting 679708, Northing 6125648.
2.	Widths reported are drill widths, such that true thicknesses are unknown.
3.	All assay intervals represent length-weighted averages.
4.	Some figures may not sum exactly due to rounding.
5.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)+ (Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

Amarc’s 2023 drill program continues, with two core rigs operating on site. One rig is focused on further delineating the DUKE Deposit, where mineralization remains open laterally in all directions, while the other will drill test the largely overburden covered, 3 km2 Induced Polarization (“IP”) chargeability anomaly which hosts  the DUKE Deposit (Figure 2). Drilling and additional surface programs testing some 12 compelling deposit targets are planned across the DUKE District for later in the year.

About the DUKE District

Amarc's DUKE District is located 80 km northeast of Smithers within the Babine Region, one of BC's most prolific porphyry Cu-Au belts. It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit. Significant infrastructure exists in the region servicing the former mines and the very active forestry and exploration industries.

Central to Amarc's extensive mineral tenure is the DUKE Deposit discovery, located 30 km north of the former Bell Mine. Although explored historically, the extensive porphyry Cu system at the DUKE discovery has not been delineated or drilled off. Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Au-Ag mineralization. These holes were restricted to a small portion of a robust, 3 km north-south by 1 km east-west IP chargeability anomaly indicating a large sulphide mineralized system. Amarc completed initial drilling at the DUKE Deposit in 2017 and 2018. Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west (see December 19, 2017 and June 12, 2018 news releases) successfully intersected porphyry copper-style mineralization to a vertical depth of 360 m. This mineralization remains wide open to expansion. The eighth hole was drilled off a road one kilometre to the north and within the 3 km2 sulphide mineral system; it intersected similar copper-molybdenum-silver-gold porphyry mineralization.

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Amarc has also completed a comprehensive compilation of government and historical data over the entire DUKE District. This detailed scientific work provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 12 previously unrecognized porphyry Cu deposit targets with exciting potential (see May 6, 2020 news release).

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022).  Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures. Boliden has committed to invest $5 million, with an expected investment of a further $5 million (total $10 million) during 2023.

Further information on the historical and Amarc's modern exploration activities in the DUKE District, are described in the Company's DUKE Project 2020 Technical Report available on its website at https://amarcresources.com/projects/duke-project/technical-report/ .

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure - including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc's Vice President, Exploration.

Quality Control/Quality Assurance Program

Amarc drilled NQ size core in 2022. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from DUKE were sent to ALS Canada Ltd., North Vancouver, Canada, an ISO/IEC 17025:2017 accredited facility, for preparation and analysis. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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Figure 1: DUKE Deposit DK22009 - Successful Test of Depth Potential with Mineralization Open in All Directions

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Figure 2: DUKE Deposit - IP Chargeability Anomaly Indicates a Significant Mineralized System

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